EXHIBIT (d)(2)

Thomas Weisel Capital Partners LLC
390 Park Avenue, 17th Floor
New York, New York 10022

February 19, 2004

Mr. Patrick B. McGinnis
3906 Eagle Way
Prospect, Kentucky 40059

Dear Mr. McGinnis:

     In response to your request that we confirm to you our commitment to implement the 401(k) Plan provisions and stock option programs that we discussed on December 3, 2003, we confirm to you:

401(k) Plan:

     The current shares of Trover Solutions, Inc. (“Trover”) owned by Trover’s 401(k) plan (the “401(k) Plan”) will be cashed out in the merger transaction (the “Merger”) in which our subsidiary TSI Holding Co., Inc. (“TSI Holding Co.”) will become the sole stockholder of Trover. After the Merger is consummated, we will continue the 401(k) Plan for the benefit of Trover employees, and we will maintain the level of Trover’s matching contributions at levels equivalent to the current contribution level, subject to satisfying certain discrimination tests under ERISA. Of course, as is the case in any business, adjustments to the 401(k) Plan may be required by changes in the business and economic environment, but we do not have any current plan to modify the contribution level of the 401(k) Plan. Subject to compliance with the requirements of ERISA and applicable securities laws, we intend to authorize the Trustee of the 401(k) Plan to invest a portion of the 401(k) Plan assets in the common stock of TSI Holding Co. If the Trustee of the 401(k) Plan seeks to invest any 401(k) Plan assets in TSI Holding Co. common stock, the opportunity to sell stock to the 401(k) Plan will first be afforded to management employees to the extent of the shares issued to them upon exercise of their ‘roll over’ stock options. If these employees do not wish to sell the number of shares required by the 401(k) Plan, then TSI Holding Co. intends to sell newly issued or treasury shares to the 401(k) Plan to satisfy the Plan’s requirements. We will have to establish an order of priority for employee sales to govern circumstances in which employees wish to sell more than the number of shares required by the Plan. Also, there will be a limit on the maximum number of shares TSI Holding Co. will have to sell to the 401(k) Plan. If applicable laws impose restrictions on our ability to implement the program described above, we will work with you in good faith to develop an appropriate alternative structure.

Mr. Patrick B. McGinnis
February 19, 2004

New Stock Options:

     Pursuant to a new stock option plan that TSI Holding Co. will implement in connection with the consummation of the Merger, a pool of options will be established for the employees of Trover. The number of options will equal 20% of TSI Holding Co.’s common stock outstanding on a fully diluted basis upon consummation of the Merger. One-half of these options will have an exercise price per share equal to the price per share paid to the public stockholders for their shares in the Merger and the other one-half of these options will have an exercise price per share equal to 200% of the price per share paid to the public stockholders for their shares in the Merger (or, in each case, the equivalent if TSI Holding Co. has a different capitalization than Trover). The allocation of the options and the portion that will be granted upon consummation of the Merger have not yet been established. We have not focused on the details of the stock option plan, but the stock option plan will provide that any options forfeited by employees will be eligible for re-grant at a later date, that the options will have a five-year vesting schedule, and that there will be change of control provisions for vesting. Also, the grant of options to any employee will be conditioned upon the employee’s entering into an agreement with us and TSI Holding Co. that (1) grants to us or TSI Holding Co. a ‘call’ option to purchase any shares held by the employee if the employee’s employment terminates; (2) imposes transfer restrictions on the shares, (3) creates ‘drag along’ rights and other appropriate rights to protect our interests in Trover and TSI Holding Co. and (4) creates ‘tag along’ rights to protect the interests of the employee.

Roll Over Stock Options:

     In addition to the new stock options described above, we will extend to the management team the opportunity to exchange any in-the-money stock options to acquire Trover shares (whether or not vested) for vested stock options to acquire TSI Holding Co. shares. These options are the Roll Over Options for purposes of the preceding paragraph. The exchange will be structured such that the new TSI Holding Co. stock options will provide to the holder an overall economic value equivalent to the economic value of the Trover stock options submitted in exchange. For purposes of clarity, if the equity capital structure of TSI Holding Co. immediately after the Merger mirrors the equity capital structure of Trover immediately prior to the Merger, then we would exchange each Trover stock option for a TSI Holding Co stock option for the same number of shares, with the same exercise price and with the same expiration date. If the equity capital structure of TSI Holding Co. immediately after the Merger is different from the equity capital structure of Trover immediately prior to the merger, the shares issuable upon exercise of the option and

Mr. Patrick B. McGinnis
February 19, 2004

the option exercise price will be equitably adjusted, but the option expiration date will remain unchanged.

Other Matters:

     In order to implement the equity participation programs related to the 401(k) Plan and the stock option plan described above, we intend to establish an independent appraisal process. The scope and frequency of the appraisal will have to be evaluated in light of cost considerations, but we concur with you that it would be beneficial if the appraisal is conducted to coincide with the periodic purchase program for the 401(k) Plan and that there are benefits to a quarterly valuation for employee disclosure purposes.

Acknowledgement of Inducement:

     We acknowledge and agree that our statements in the first four sentences under the heading ‘New Stock Options’ and in the first three sentences under the heading ‘Roll Over Stock Options’ are made as an inducement to you to become the chief executive officer of TSI Holding Co. and to continue as the chief executive officer of Trover after the Merger is consummated.

Sincerely yours, THOMAS WEISEL CAPITAL PARTNERS LLC
By:	/s/ Geoffrey S. Raker
Title:	Principal